Exhibit 99(a)

General Electric Capital Services, Inc. and consolidated affiliates
Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to GE Capital ending net investment (ENI), excluding cash and equivalents.

The reasons we use this non-GAAP financial measure and its reconciliation to its most directly comparable GAAP financial measure follow.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents

	June 30,	December 31,
(In billions)	2011	2010

GECC total assets	$577.1	$581.1
Less assets of discontinued operations	6.4	12.4
Less non-interest bearing liabilities	36.1	38.7
GE Capital ENI	534.6	530.0
Less cash and equivalents	77.3	59.5
GE Capital ENI, excluding cash and equivalents	$457.3	$470.5

GE uses ENI to measure the size of its GE Capital segment. GE believes that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. GE also believes that by excluding cash and equivalents, it provides a meaningful measure of assets requiring capital to fund its GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.